POLYMET MINING CORP.
(a development stage company)

CONSOLIDATED FINANCIAL STATEMENTS

31 January 2008, 2007 and 2006

U.S. Funds

POLYMET MINING CORP.

Management Report

Management’s Responsibility for Consolidated Financial Statements

The accompanying Consolidated Financial Statements of PolyMet Mining Corp. (the “Company) are the responsibility of management. The Consolidated Financial Statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include certain estimates that reflect management’s best judgments.

The Company’s Board of Directors has approved the information contained in the Consolidated Financial Statements. The Board of Directors fulfills its responsibilities regarding the Consolidated Financial Statements mainly through its Audit Committee, which has a written mandate that complies with current requirements of Canadian securities legislation and the United States Sarbanes-Oxley Act of 2002. The Audit Committee meets at least on a quarterly basis.

Management’s Report on Internal Control over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements for external reporting purposes in accordance with GAAP.

Internal control over financial reporting, no matter how well designed, has inherent limitations. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at 31 January 2008. In making its assessment, management has used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework in Integral Control-Integrated Framework to evaluate the Company’s internal control over financial reporting. Based on our evaluation, management has concluded that the Company’s internal control over financial reporting was effective as at that date.

The effectiveness of the Company’s internal control over financial reporting as at 31 January 2008 has been audited by PricewaterhouseCoopers LLP, our independent auditors, as stated in their report which appears herein.

“Joseph Scipioni” (signed)	“Douglas Newby” (signed)
Joseph Scipioni	Douglas Newby
President and Chief Executive Officer	Chief Financial Officer

Independent Auditors’ Report

To the Shareholders of Polymet Mining Corp.

We have completed an integrated audit of PolyMet Mining Corp.’s 2008 consolidated financial statements and of its internal control over financial reporting as at January 31, 2008 and an audit of its 2007 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of PolyMet Mining Corp. (the “Company”) as at January 31, 2008 and 2007, and the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit of the Company’s financial statements as at January 31, 2008 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audit of the Company’s financial statements as at January 31, 2007 and for the year then ended in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at January 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at January 31, 2006 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those financial statements in their report dated 4 April 2006.

Internal control over financial reporting

We have also audited PolyMet Mining Corp.’s internal control over financial reporting as at January 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at January 31, 2008 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

/s/ PricewaterhouseCoopers

Chartered Accountants
Vancouver, BC, Canada
April 25, 2008

Suite 400 - 889 West Pender Street Vancouver, BC Canada V6C 3B2 Tel 604 694-6070 Fax 604 585-8377 info@staleyokada.com www.staleyokada.com

Report of Independent Auditor

To the Shareholders of Polymet Mining Corp.:

We have audited the consolidated statements of shareholders' equity, loss and cash flows of Polymet Mining Corp. (the “Company”) for the year ended 31 January 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended 31 January 2006, after the restatement (as described in the May 2007 20-F filing of the Company), in accordance with Canadian generally accepted accounting principles.

“Staley, Okada & Partners”

Vancouver, BC	STALEY, OKADA & PARTNERS
4 April 2006, except as to the restatement	CHARTERED ACCOUNTANTS
described in the May 2007 20-F filing, which is as
of 28 April 2008

PolyMet Mining Corp.
(a development stage company)
Consolidated Balance Sheets
As at January 31
All figures in Thousands of U.S. Dollars

ASSETS	2008	2007
Current
Cash and equivalents	$20,084	$8,897
Accounts receivable and advances	168	61
Investment (Note 12)	1,445	-
Prepaid expenses	793	210
	22,490	9,168
Deferred Financing Costs (Note 13d)	1,690	1,397
Mineral Property, Plant and Equipment (Notes 3 and 4)	65,019	38,166
	$89,199	$48,731

LIABILITIES
Current
Accounts payable and accrued liabilities	$4,266	$1,518
Current portion of long term debt (Note 5)	1,401	2,000
Current portion of asset retirement obligation (Note 6)	265	410
	5,932	3,928

Long term
Long term debt (Note 5)	10,834	11,853
Long term accounts payable	108	-
Asset retirement obligation (Note 6)	3,174	3,012
	20,048	18,793

SHAREHOLDERS’ EQUITY
Share Capital - (Note 7)	104,615	72,923
Contributed Surplus – (Note 7d)	20,825	9,614
Deficit	(56,289)	(52,599)
	69,151	29,938
	$89,199	$48,731

Contingent Liabilities and Commitments (Notes 4 and 13)

ON BEHALF OF THE BOARD:

“William Murray”	, Director

“David Dreisinger”	, Director

- See Accompanying Notes –

PolyMet Mining Corp.
(a development stage company)
Consolidated Statements of Loss, Other Comprehensive Loss and Deficit
For the Years Ended 31 January
All figures in Thousands of U.S. Dollars, except per share amounts

	2008	2007	2006
Pre-feasibility Costs
See Schedule 1 (Note 1)	-	8,844	11,120

General and Administrative
Amortization	56	7	4
Consulting fees	73	1,458	366
Investor relations and financing	270	218	90
Office and corporate wages	1,681	899	578
Professional fees	652	790	151
Shareholders’ information	373	125	53
Stock-based compensation (Note 7c))	635	4,723	3,523
Transfer agent and filing fees	127	272	65
Travel	532	482	348
	4,399	8,974	5,178

Other Expenses (Income)
Interest income, net	(1,168)	(428)	(148)
Loss (gain) on foreign exchange	(566)	536	(221)
Investment loss (Note 12)	1,050	-	-
Rental income	(25)	(33)	-
	(709)	75	(369)

Loss for the Year and Comprehensive Loss	3,690	17,893	15,929

Deficit Beginning of the Year	52,599	34,706	18,777

Deficit End of Year	56,289	52,599	34,706

Basic and Diluted Loss per Share	$(0.03)	$(0.16)	$(0.22)

Weighted Average Number of Shares	133,697,572	114,754,213	73,484,490

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Consolidated Statements of Changes in Shareholders’ Equity
All figures in Thousands of U.S. Dollars, except for Shares

	Common Shares (Note 7)			Share
	Authorized			Subscriptions	Contributed
	Shares	Shares	Amount	Received	Surplus	Deficit	Total
Balance – 31 January 2005 – Shares issued	Unlimited	55,313,653	18,128	763	1,006	(18,777)	1,120
Shares allotted for exercise of warrants	-	224,925	26	-	-	-	26
Shares allotted for bonus	-	1,590,000	873	-	-	-	873
Balance – 31 January 2005 – Shares issued and allotted
(issued in fiscal 2006)	Unlimited	57,128,578	19,027	763	1,006	(18,777)	2,019
Loss for the year	-	-	-	-	-	(15,929)	(15,929)
Shares issued for cash:
Private placements	-	28,494,653	17,302	(763)	3,653	-	20,192
Share issuance costs	-	-	(1,475)	-	-	-	(1,475)
Exercise of warrants	-	5,700,628	3,296	-	-	-	3,296
Exercise of options	-	1,795,852	197	-	-	-	197
Shares issued for finders’ fee	-	852,915	617	-	-	-	617
Non-cash share issuance costs	-	-	(617)	-	-	-	(617)
Shares issued for property	-	6,200,547	7,564	-	-	-	7,564
Stock-based compensation	-	-	-	-	3,523	-	3,523
Fair value of stock options exercised	-	-	98	-	(98)	-	-
Balance – 31 January 2006	Unlimited	100,173,173	46,009	-	8,084	(34,706)	19,387
Loss for the year	-	-	-	-	-	(17,893)	(17,893)
Issuance of shares for bonus (Note 13)	-	2,350,000	1,289	-	-	-	1,289
Shares issued for cash:
Exercise of warrants	-	14,662,703	17,963	-	(3,653)	-	14,310
Exercise of options	-	2,193,000	765	-	-	-	765
Shares issued for property (Note 4)	-	2,000,000	6,160	-	-	-	6,160
Stock-based compensation	-	-	-	-	4,723	-	4,723
Warrants issued for deferred financing costs	-	-	-	-	1,197	-	1,197
Fair value of stock options exercised	-	-	737	-	(737)	-	-
Balance – 31 January 2007	Unlimited	121,378,876	$72,923	$-	$9,614	$(52,599)	$29,938
Loss for the year	-	-	-	-	-	(3,690)	(3,690)
Shares and warrants issued:
Exercise of options	-	462,200	303	-	-	-	303
Fair value of stock options exercised	-	-	212	-	(212)	-	-
Private placement, finders’ fees and
issuance costs	-	15,149,999	31,177	-	8,346	-	39,523
Stock-based compensation	-	-	-	-	3,077	-	3,077
Balance – 31 January 2008	Unlimited	136,991,075	$104,615	$-	$20,825	$(56,289)	$69,151

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Consolidated Statements of Cash Flows
For the Years Ended 31 January
All figures in Thousands of U.S. Dollars

	2008	2007	2006
Operating Activities
Loss for the year	$(3,690)	$(17,893)	$(15,929)
Items not involving cash
Consulting fees and Office and Corporate wages (Note 13a))	-	1,289	-
Amortization	56	7	4
Stock-based compensation	635	4,723	3,523
Investment loss (Note 12)	1,050	-	-
Changes in non-cash working capital items
Accounts receivable and advances	(107)	(20)	4
Prepaid expenses	(583)	(135)	166
Accounts payable and accrued liabilities	(51)	(199)	1,386
Net cash used in operating activities	(2,690)	(12,228)	(10,846)

Financing Activities
Share capital - for cash	39,826	15,075	22,209
Long-term debt repayment	(2,000)	(1,250)	-
Deferred financing costs	(293)	(200)	-
Net cash provided by financing activities	37,533	13,625	22,209

Investing Activities
Purchase of investment	(2,495)	-	-
Term deposit	-	-	807
Mineral property, plant and equipment	(21,161)	(4,171)	(1,010)
Net cash used in investing activities	(23,656)	(4,171)	(203)

Net Increase (Decrease) in Cash and Cash Equivalents Position	11,187	(2,774)	11,160
Cash and Cash Equivalents Position - Beginning of Year	8,897	11,671	511
Cash and Cash Equivalents Position - End of Year	$20,084	$8,897	$11,671

- See Accompanying Notes -

PolyMet Mining Corp.	Schedule 1
(a development stage company)
Consolidated Schedules of Pre-Feasibility Costs
For the Years Ended 31 January
All figures in Thousands of U.S. Dollars

	2008	2007	2006

Direct
Camp and general	$-	$187	$101
Consulting fees	-	819	690
Drilling	-	94	3,075
Engineering	-	642	578
Environmental	-	3,303	2,421
Geological and geophysical	-	55	75
Land lease, taxes and licenses	-	127	187
Metallurgical	-	303	1,894
Mine planning	-	2,236	1,312
Permitting	-	2	137
Plant maintenance and repair	-	681	44
Sampling	-	395	606

Total Costs for the Year (Note 1)	$-	$8,844	$11,120

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2008, 2007 and 2006
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

1.	Nature of Business and Significant Accounting Policies

PolyMet Mining Corp. (the “Company”) was incorporated in British Columbia, Canada on 4 March 1981 under the name Fleck Resources Ltd. The Company changed its name from Fleck Resources to PolyMet Mining Corp. on 10 June 1998. The Company is engaged in the exploration and development, when warranted, of natural resource properties. The Company’s primary mineral property is the NorthMet Project, a polymetallic project in northeastern Minnesota, USA. The realization of the Company’s investment in the NorthMet Project and other assets is dependant upon various factors, including the existence of economically recoverable mineral reserves, the ability to obtain the necessary financing to complete the exploration and development of the NorthMet Project, future profitable operations, or alternatively upon disposal of the investment on an advantageous basis.

On 25 September 2006, the Company received the results of a Definitive Feasibility Study (“DFS”) prepared by Bateman Engineering (Pty) Ltd. (“Bateman”) that confirms the economic and technical viability of the NorthMet Project and, as such, the Project has moved from the exploration stage to the development stage.

The consolidated financial statements of PolyMet Mining Corp. have been prepared in accordance with accounting principles generally accepted in Canada that require management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, expected economic lives of plant and equipment, anticipated costs of asset retirement obligations including the reclamation of mine site, valuation of options and share purchase warrants, and the assessment of impairment in value of long lived assets. Actual results could differ from these estimates. Significant differences from United States generally accepted accounting principles are disclosed in Note 14.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Poly Met Mining, Inc. and Fleck Minerals Inc. Inter-company balances and transactions have been eliminated on consolidation.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include amounts held in banks and highly liquid debt investments with remaining maturities at point of purchase of three months or less.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2008, 2007 and 2006
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

1.	Nature of Business and Significant Accounting Policies - Continued

Mineral Property, Plant and Equipment

Mineral property

Mineral property costs, aside from mineral property acquisition costs, incurred prior to determination of the DFS are expensed as incurred and expenditures incurred subsequent to the DFS and mineral property acquisition costs are deferred or capitalized until the property is placed into production, sold, allowed to lapse or abandoned. Acquisition costs include cash, debt and fair market value of common shares.

Upon commencement of commercial production, mineral properties and acquisition costs relating to mines are amortized over the estimated life of the proven and probable mineral reserves to which they relate, calculated on a unit of production basis.

As a result of the DFS on the NorthMet Project, the Project entered the development stage effective 1 October 2006. The Company has deferred mineral property development expenditures related to the NorthMet Project from that date.

Ownership in mineral interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership of its interests are in good standing.

Plant and equipment

Plant and equipment are recorded at cost and depreciated over the estimated life of the related assets calculated on a unit of production or straight-line basis, as appropriate.

Depreciation of plant and equipment is provided on a straight-line basis over the estimated economic life of the assets as follows:

Leasehold improvements – Straight-line over the term of the lease Furniture and equipment – Straight-line over 10 years Computers – Straight-line over 5 years

Mineral property, plant and equipment related to the NorthMet Project will begin to be amortized at the time the project commences operations.

Loss Per Share

Loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Basic and diluted losses per share are the same for the periods reported, as the effect of potential issuances of shares under warrant or share option agreements would be anti-dilutive.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2008, 2007 and 2006
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

1.	Nature of Business and Significant Accounting Policies - Continued

Foreign Currency Translation

The United States (“U.S.”) dollar is the functional currency of the Company’s business. Accordingly, amounts in these consolidated financial statements are expressed in U.S. dollars unless otherwise stated. The Company’s non-U.S. operations are considered to be integrated with the U.S. operations and have been translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet dates and non-monetary assets and liabilities are translated at the exchange rate in effect at the times of the transactions. Revenue and expense items are translated at rates approximating the exchange rate in effect at the time of the transactions, except for amortization which is translated at historical rates. Translation gains and losses are reflected in the year.

Stock-Based Compensation and Share Purchase Warrants

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of the options is accrued and charged either to operations or mineral property plant and equipment, with the offsetting credit to contributed surplus, on a graded method over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

The Company issues share purchase warrants in connection with certain equity transactions. The fair value of the warrants, as determined using the Black-Scholes option pricing model, is credited to contributed surplus. The recorded value of share purchase warrants is transferred to share capital upon exercise.

Asset Retirement Obligations

The Company follows CICA Handbook Section 3110, Asset Retirement Obligations (“CICA 3110”) which requires the recognition of a legal liability for obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the year in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The estimates are based principally on legal and regulatory requirements. It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates.

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company may vary greatly and are not predictable.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2008, 2007 and 2006
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

1.	Nature of Business and Significant Accounting Policies - Continued

Impairment of Long-Lived Assets

The Company performs impairment tests on its mineral property, plant and equipment when events or changes in circumstances indicate that the carrying values of assets may not be recoverable. These tests require the comparison of the undiscounted future cash flows derived from these assets with the carrying value of the assets. If a shortfall exists, the assets are written down to fair value, determined primarily using discounted cash flow models.

Recent Accounting Pronouncements

The Company has adopted the following CICA standards effective for the Company commencing 1 February 2007:

a)

Section 3855 – Financial Instruments – Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading, otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. All financial assets and liabilities have been classified as either held-to-maturity, available-for-sale, held for trading or loans and receivables effective 1 February 2007. Investments subject to significant influence are reported at cost and not adjusted to fair market value.

All derivative instruments, including certain embedded derivatives that are required to be separated from their host contracts, are recorded on the balance sheet at fair value and mark to market adjustments on these instruments are included in net income. Under the transitional provisions for the standard only embedded derivatives acquired or substantively modified on or after 1 January 2003 are required to be considered for recognition and measurement. Transaction costs incurred to acquire or issue financial instruments are included in the initial carrying amount of the relevant financial instrument. Where a financial asset classified as held-to-maturity or available-for-sale has a loss in value which is considered to be other than temporary, the loss is recognized by a charge to earnings.

b)

Section 1530 – Comprehensive Income. Comprehensive income or loss is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income would include the holding gains and losses from available for sale securities which are not included in net loss until realized.

c)

Section 3865 – Hedges. This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of foreign currency exposure of a net investment in self sustaining foreign operations. The Company has not designated any instruments as hedges.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2008, 2007 and 2006
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

1.	Nature of Business and Significant Accounting Policies - Continued

	d)	The adoption of Sections 1530, 3855 and 3865 did not have any impact on the opening equity and deficit of the Company.

The CICA has issued three new standards, which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning 1 February 2008. The Company will adopt the requirements commencing in the interim period ended 30 April 2008 or after and is considering the impact this will have on the Company’s financial statements.

a)

Section 1535 – Capital Disclosures. This section establishes standards for disclosing information about a company’s capital and how it is managed. Under this standard the Company will be required to disclose the following, based on the information provided internally to the Company’s key management personnel:

	a.	Qualitative information about its objectives, policies and processes for managing capital;

	b.	Summary quantitative data about what it manages as capital;

	c.	Whether during the period it complied with externally imposed capital requirements to which it is subject, and

	d.	When the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

b)

Section 1530 – Inventories. This section prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories.

c)

Sections 3862 & 3863 – Financial Instruments – Disclosures and Presentation. These new standards replace Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing disclosure requirements and carrying forward unchanged the presentation requirements. Section 3862 requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Entities will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

The Section requires specific disclosures to be made, including the criteria for:

(i)	Designating financial assets and liabilities as held for trading;
(ii)	Designating financial assets as available for sale, and
(iii)	Designating when impairment is recorded against the related financial asset or when an allowance account is used.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2008, 2007 and 2006
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

1.	Nature of Business and Significant Accounting Policies - Continued

d)

Section 3064 – Goodwill and Intangible. The objectives of CICA 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that do not meet the definition and recognition criteria is eliminated. The standard will also provide guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2011. The transition date of 1 January 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended 31 January 2012. The financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

2.	Financial Instruments

	a)	Fair value

The carrying value of cash, accounts receivable, accounts payable and long-term debt approximates the fair value of these financial instruments due to their short-term maturity, discounted nature or capacity of prompt liquidation.

	b)	Interest rate risk

The Company is exposed to interest rate risk due to the longer-term maturity of some of its monetary assets and liabilities.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2008, 2007 and 2006
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

3.	Resource Property Agreements

NorthMet, Minnesota, U.S.A. - Lease

By an agreement dated 4 January 1989 and a subsequent amendment and assignment, the Company leases certain lands in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P. During the year ended 31 January 2005, United States Steel Corporation assigned the lease to RGGS Land & Minerals Ltd., L.P. The current term of the renewable lease is 20 years and calls for total lease payments of $1,475,000. All lease payments have been paid or accrued to 31 January 2008. The agreement requires future annual lease payments of $150,000 to 2009.

The Company can, at its option, terminate the lease at any time by giving written notice to the lessor not less than 90 days prior to the effective termination date or can indefinitely extend the 20-year term by continuing to make $150,000 annual lease payments on each successive anniversary date.

The lease payments are considered advance royalty payments and shall be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return received by the Company. The Company’s recovery of the advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2008, 2007 and 2006
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

4.	Mineral Property, Plant and Equipment

Details are as follows:

		Accumulated	Net Book
31 January 2008	Cost	Amortization	Value
NorthMet Project	$64,766	$-	$64,766
Leasehold improvements	$48	$12	$36
Computers	$135	$23	$112
Furniture and equipment	$136	$31	$105
	$65,085	$66	$65,019

		Accumulated	Net Book
31 January 2007	Cost	Amortization	Value
NorthMet Project	$38,056	$-	$38,056
Leasehold improvements	$41	$-	$41
Computers	$17	$5	$12
Furniture and equipment	$63	$6	$57
	$38,177	$11	$38,166

Erie Plant, Minnesota, U.S.A.

By a Memorandum of Understanding dated 5 December 2003 and an option agreement dated 14 February 2004, the Company obtained an option (“Cliffs Option”) to acquire certain property, plant and equipment (“Cliffs Assets”) from Cleveland Cliffs of Cleveland, Ohio (“Cliffs”) located near the Company’s NorthMet Project.

As consideration for the exclusive Cliffs Option, the Company paid $500,000 prior to 31 January 2004 as required and issued to Cliffs 1,000,000 common shares on 30 March 2004, valued at $229,320 to maintain the rights until 30 June 2006.

On 14 September 2005 the Company reached an agreement in principle with Cliffs on the terms for the early exercise of the Cliffs option and the scope of the plant and equipment to be acquired. On 15 November 2005, the Company exercised this expanded option and acquired 100% ownership of large portions of the former LTV Steel Mining Company ore processing plant in northeastern Minnesota under the Asset Purchase Agreement.

The consideration for the Asset Purchase Agreement was $1 million in cash, $2.4 million in notes payable and the issuance of 6,200,547 common shares (at fair market value of $7,564,444) in the capital stock of the Company. The remaining balance of $400,000 will be paid in quarterly instalments of US$250,000 plus interest (Note 5).

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2008, 2007 and 2006
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

4.	Mineral Property, Plant and Equipment - Continued

On 20 December 2006, the Company closed a transaction (the “Asset Purchase Agreement II”) in which it acquired, from Cliffs, property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. The transaction also included a 120-railcar fleet, locomotive fuelling and maintenance facilities, water rights and pipelines, large administrative offices on site and an additional 6,000 acres to the east and west of and contiguous to its existing tailing facilities.

The purchase price totalling 2 million shares and $15 million in cash and debt was in four tranches:

	•	2 million shares of PolyMet, paid at closing;

	•	$1 million in cash, paid at closing;

•

$7 million in cash, payable in quarterly instalments of $250,000 commencing 31 December 2006 with the balance payable upon receipt of production financing. Interest will be payable quarterly from 31 December 2006 at the Wall Street Journal Prime Rate; and

•

$7 million in cash, payable in quarterly instalments of $250,000 commencing on 31 December 2009. No interest will be payable until 31 December 2009 after which it will be payable quarterly at the Wall Street Journal Prime Rate, accordingly this portion of the debt has been fair valued, for balance sheet purposes, by discounting it at 8.25%.

The Company has assumed certain ongoing site-related environmental and reclamation obligations as a result of the above purchases. These environmental and reclamation obligations are presently contracted under the terms of the purchase agreements with Cliffs. Once the Company obtains its permit to mine and Cliffs is released from its obligations by the State agencies, the environmental and reclamation obligations will be direct with the governing bodies. The present value of the asset retirement obligation in the amount of $3,439,000 (Note 6) has been recorded as an increase in the carrying amount of the NorthMet Project assets and will be amortized over the life of the asset.

Under the terms of the agreement Cliffs has the right to participate on a pro-rata basis in future cash equity financings. The Company has a 20 business day first right to acquire or place any shares of PolyMet that Cliffs may chose to sell from time-to-time.

Interest and loan accretion to 31 January 2008 in the amount of $1,227,000 (2007 - $189,000) has been capitalized as part of the cost of the NorthMet Project assets.

As the above assets are not in use no amortization of these assets has been recorded to 31 January 2008.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2008, 2007 and 2006
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

5.	Long Term Debt

Pursuant to the Asset Purchase Agreements (Note 4) the Company’s wholly owned subsidiary Poly Met Mining, Inc. signed three notes payable to Cliffs in the amounts of $2,400,000, $7,000,000 and $7,000,000, respectively. The first note is interest bearing at the annual simple rate of four percent (4%) and shall be paid in quarterly instalments equal to $250,000, commencing in March 2006 for total repayment of $2,400,000. The second note is interest bearing at the Wall Street Journal Prime Rate and is being paid in quarterly instalments equal to $250,000 commencing 31 December 2006, with the balance repayable upon receipt of commercial financing, for total repayment of $7,000,000. The third note is interest bearing at the Wall Street Journal Prime Rate and shall be paid in quarterly instalments equal to $250,000 commencing on 31 December 2009 for total repayment of $7,000,000. No interest will be payable on the third note until 31 December 2009, accordingly it has been fair valued, for balance sheet purposes, by discounting it at 8.25%. As at 31 January 2008 the outstanding long term debt was as follows:

	31 January 2008	31 January 2007

Notes Payable	$12,204	$13,768
Accrued interest	31	85
Total debt	12,235	13,853
Less current portion	(1,401)	(2,000)

Long term debt	$10,834	$11,853

6.	Asset Retirement Obligation

As part of the consideration for the Cliffs Purchase Agreements (Note 4), the Company indemnified Cliffs for the liability for final reclamation and closure of the acquired property.

Federal, state and local laws and regulations concerning environmental protection affect the Company’s operations. Under current regulations, the Company is contracted to indemnify Cliff’s requirement to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The Company’s provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments. The Company’s estimate of the present value of the obligation to reclaim the NorthMet Project is based upon existing reclamation standards at 31 January 2008 and Canadian GAAP. Once the Company obtains its permit to mine the environmental and reclamation obligations will be direct with the governing bodies.

The Company’s estimate of the fair value of the asset retirement obligation at 31 January 2008 was $3,439,000 (2007 - $3,422,000). These were based upon a 31 January 2008 undiscounted future cost of $21.4 million for the first Cliffs transaction and $2.1 million for Cliffs II, an annual inflation rate of 2.00%, and a credit-adjusted interest rate of 12.00% and a mine life of 20 years, commencing in late-2009 and a reclamation period of 5 years. During the year ended 31 January 2008, the Company decreased the inflation rate from 3% to 2% to reflect the Company’s expectations of inflation rates. Accretion of the liability to 31 January 2008 of $714,000 (2007 - $280,000) until the commencement of commercial production will be capitalized to the NorthMet Project assets.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2008, 2007 and 2006
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

7.	Share Capital

	a)	Share Issuances for Cash

During the year ended 31 January 2008 the company issued the following shares for cash:

i)

On 17 April 2007, the Company closed a non-brokered private placement financing of 15 million units at US$2.75 per unit, with each unit comprising one common share and one-half of one warrant (for accounting purposes, the value of the units was bifurcated between the common shares and the warrants). Each whole warrant is exercisable into a common share at a price of US$4.00 at any time until 13 October 2008, subject to an early trigger if the 20-day volume weighted average price of the common shares is US$6.00 or more. In connection with the private placement, the Company has paid finders’ fees totalling US$1.43 million in cash, 150,000 shares and 520,000 broker warrants having the same terms as the warrants described above, and

		ii)	462,200 shares pursuant to the exercise of stock options for total proceeds of $303,000 (Note 7b)).

During the year ended 31 January 2007 the Company issued the following shares for cash:

i)	14,662,703 shares pursuant to the exercise of warrants at prices between Cdn$0.20 and Cdn$2.00 (US$0.09 and US$1.77) for total proceeds of $14,310,000 (Note 7e)), and

ii)	2,193,000 shares pursuant to the exercise of stock options for total proceeds of $765,000 (Note 7b)).

During the year ended 31 January 2006 the Company issued the following shares for cash:

i)	224,925 shares pursuant to the exercise of warrants allotted at 31 January 2005 (note 7e));

ii)

Four private placements for a total of 28,494,653 shares at prices of CDN$0.55 – CDN$1.40 (US$0.48 - US$1.22) for net proceeds of $20,389,000 ($763,000 was received prior to 31 January 2005). Each of the private placements included share purchase warrants (Note 7e)). Cash share issue costs in the amount of $909,000 were included in respect of these private placements;

iii)	5,700,628 shares pursuant to the exercise of 5,700,628 share purchase warrants for total proceeds of $3,296,000 (Note 7e)), and

iv)	1,795,852 shares pursuant to the exercise of stock options for total proceeds of $197,000 (Note 7b)).

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2008, 2007 and 2006
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

7.	Share Capital - Continued

b)	Stock Options

	31	Weighted	31 January	Weighted	31 January	Weighted
	January	Average	2007	Average	2006	Average
	2008	Exercise	Options	Exercise	Options	Exercise
	Options	Price		Price		Price
		(CDN$)		(CDN$)		(CDN$)
Outstanding -
Beginning of year	9,090,000	1.95	6,783,700	0.80	4,999,552	0.32
Granted	2,685,000	2.98	4,500,000	2.93	3,580,000	1.13
Cancelled	-	-	(700)	(0.10)	-	-
Exercised	(462,200)	0.69	(2,193,000)	(0.39)	(1,795,852)	0.13
Outstanding -
End of year	11,312,800	2.24	9,090,000	1.95	6,783,700	0.80

As at 31 January 2008, the following director, officer, consultant and employee stock options were outstanding:

			Number of
	Exercise Price	Exercise Price	options
Expiry Date	(US$)	(CDN$)	outstanding
9 March 2009	0.40	0.40	225,000
28 April 2009	0.75	0.75	150,000
5 July 2009	0.66	0.66	850,000
18 October 2009	0.79	0.79	50,000
30 March 2010	0.65	0.65	267,800
1 May 2010	0.85	0.85	350,000
15 June 2010	0.94	0.94	40,000
19 September 2010	1.36	1.36	1,690,000
24 October 2010	1.20	1.20	280,000
5 December 2010	1.15	1.15	225,000
20 March 2011	2.77	2.76	3,200,000
19 June 2011	2.98	2.97	325,000
1 September 2011	3.83	3.82	325,000
22 September 2011	3.52	3.51	75,000
5 January 2012	3.31	3.30	575,000
13 February 2012	2.99	2.98	1,250,000
8 March 2012	2.88	2.87	400,000
12 March 2012	2.92	2.91	250,000
23 March 2012	2.89	2.88	50,000
4 September 2012	3.00	2.99	360,000
12 December 2012	3.05	3.04	205,000
11 January 2013	3.03	3.02	70,000
31 January 2013	2.87	2.86	100,000
	2.25	2.24	11,312,800

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2008, 2007 and 2006
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

7.	Share Capital - Continued

	b)	Stock Options - Continued

As at 31 January 2008 all options had vested and were exercisable, with the exception of 235,000 which vest incrementally until September 2009 and 1,635,000 which vest under completion of specific targets.

	c)	Stock-Based Compensation

i)

During the year ended 31 January 2008, the Company granted 2,685,000 options to directors, officers, consultants and employees with an average exercise price of US$2.97 per option. The fair value of stock-based compensation in the amount of $3,077,000 has been recorded in the accounts of the Company as an expense of $635,000 and a debit to mineral property, plant and equipment of $2,442,000 with the offsetting credit going to contributed surplus. These values were estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	3.23% to 4.35%
Expected dividend yield	Nil
Expected stock price volatility	62.47% to 65.02%
Expected option life in years	2.33

The weighted fair value of options granted was US$1.29 (Cdn$1.36)

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

ii)

During the year ended 31 January 2007, the Company granted 4,500,000 options to directors, officers, consultants and employees with exercise prices ranging from CDN$2.76 - CDN$3.82 (US$2.33 – US$3.23) per option. The fair value of stock-based compensation in the amount of $4,723,000 has been recorded in the accounts of the Company as an expense with the offsetting entry to contributed surplus. This value is estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	3.89% to 4.09%
Expected dividend yield	Nil
Expected stock price volatility	59.91% to 83.01%
Expected option life in years	2.33

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2008, 2007 and 2006
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

7.	Share Capital - Continued

	c)	Stock-Based Compensation - Continued

iii)

During the year ended 31 January 2006, the Company granted 3,580,000 options to directors, officers, consultants and employees with exercise prices ranging from CDN$0.65 - CDN$1.36 per option. The fair value of stock-based compensation in the amount of $3,523,000 has been recorded in the accounts of the Company as an expense with the offsetting entry to contributed surplus. This value is estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	3.66%
Expected dividend yield	Nil
Expected stock price volatility	131%
Expected option life in years	5.00

d)	Contributed Surplus

Contributed surplus represents accumulated stock-based compensation expense and warrants issued, reduced by the fair value of the stock options and warrants exercised.

Details are as follows:

	31 January	31 January
	2008	2007
Balance – Beginning of year	$9,614	$8,084
Current year fair value of stock-based compensation	3,077	4,723
Fair value of warrants issued as finder’s fees	695	-
Fair value of warrants issued in unit financing	7,651	-
Fair value of warrants exercised during the year	-	(3,653)
Fair value of warrants issued for financing services	-	1,197
Fair value of stock options exercised during the year	(212)	(737)
Balance – End of year	$20,825	$9,614

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2008, 2007 and 2006
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

7.	Share Capital - Continued

	e)	Share Purchase Warrants

The Company’s share purchase warrants as at 31 January 2008 and 2007 and the changes during the years then ended are as follows:

	2008		2007
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Warrants	Price	Warrants	Price
		(US$)		(CDN$)
Warrants outstanding - beginning
of year	1,100,000	4.00	14,662,703	1.07
Issued	8,020,000	4.00	1,100,000	4.53
Exercised	-	-	(14,662,703)	(1.07)

Warrants outstanding – end of
year	9,120,000	4.00	1,100,000	4.53

On 17 April 2007, the Company issued 7,500,000 warrants in connection with a non-brokered private placement financing of 15 million units at US$2.75 per unit, with each unit comprising one common share and one-half of one warrant. Each whole warrant is exercisable into a common share at a price of US$4.00 at any time until 13 October 2008, subject to an early trigger if the 20-day volume weighted average price of the common shares is US$6.00 or more. In connection with the private placement, the Company has paid finders’ fees including an additional 520,000 broker warrants having the same terms as the warrants described above.

On 31 October 2006, the Company issued 600,000 warrants to BNP Paribas Loan Services as partial consideration under the agreement described in Note 13d). These warrants have an exercise price of US$4.00 per share and expire on 30 October 2010. The fair value of these warrants was $1,197,000. Further, upon delivering a bona fide offer of project financing, warrants to purchase an additional 500,000 shares of the Company at a price of US$4.00 per share at any time prior to 30 October 2010 will vest.

All of the warrants are exercisable as at 31 January 2008, except for 500,000 which vest upon delivery of a bona fide offer of project financing.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2008, 2007 and 2006
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

7.	Share Capital - Continued

	e)	Share Purchase Warrants - Continued

During the year ended 31 January 2006 the Company completed the following financings (for accounting purposes, the value of the units was not originally bifurcated between share capital and warrants). The 31 January 2006 figures were restated in these financial statements to reflect this requirement.

(i)

A non-brokered private placement for 9,000,000 units at a price of CDN$0.55 per unit. Each unit consisted of one common share and one half of one share purchase warrant. One full Warrant entitles the holders, on exercise, to purchase one additional common share of the Company at a price of CDN$0.70 per Warrant Share at any time until the close of business on the day which is 24 months from the date of Closing, provided that if the closing price of the Issuer’s shares, as traded on the Exchange, trade at or exceed CDN$1.00 per share for 30 consecutive trading days, the Warrants will terminate 30 days thereafter.

(ii)

A non-brokered private placement for 6,672,219 units at a price of CDN$0.90 per unit. Each unit consisted of one common share and one half of one share purchase warrant. One full Warrant entitles the holders, on exercise, to purchase one additional common share of the Company at a price of CDN$1.25 per Warrant Share at any time until the close of business on the day which is 30 months from the date of Closing, provided that if the closing price of the Issuer’s shares as traded on the Exchange is over CDN$2.50 per share for 20 consecutive trading days, the Warrants will terminate 30 days thereafter.

(iii)

A brokered private placement for 9,277,777 units at a price of CDN$0.90 per unit. Each unit consisted of one common share and one half of one share purchase warrant. One full Warrant entitles the holders, on exercise, to purchase one additional common share of the Company at a price of CDN$1.25 per Warrant Share at any time until the close of business on the day which is 30 months from the date of Closing, provided that if the closing price of the Issuer’s shares as traded on the Exchange is over CDN$2.50 per share for 20 consecutive trading days (Accelerated Expiry), the Warrants will terminate 30 days thereafter. In addition, 927,777 share purchase warrants were issued as finders fee at a price of CDN$1.25 for a period of two years from the date of Closing and include the Accelerated Expiry provision.

(iv)

A non-brokered private placement for 3,544,657 units at a price of CDN$1.40 per unit. Each unit consisted of one common share and one half of one share purchase warrant. One full Warrant entitles the holders, on exercise, to purchase one additional common share of the Company at a price of CDN$2.00 per Warrant Share at any time until the close of business on the day which is 18 months from the date of Closing, provided that if the closing price of the Issuer’s shares as traded on the Exchange is over CDN$2.50 per share for 20 consecutive trading days, the Warrants will terminate 30 days thereafter.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2008, 2007 and 2006
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

7.	Share Capital - Continued

	f)	Shareholder Rights Plan

Effective 25 May 2007, the Company adopted an updated Shareholder Rights Plan (“Rights Plan”), which was approved by the Company’s shareholders’ on 27 June 2007. All common shares issued by the Company during the term of the Rights Plan will have one right represented for each common share held by the shareholder of the Company. The term of the Rights Plan is 10 years, unless the rights are earlier redeemed or exchanged. The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company's common shares without complying with the Rights Plan or without the approval of the Board of Directors of the Company.

Each Right entitles the registered holder thereof to purchase from the Company on the occurrence of certain events, one common share of the Company at the price of Cdn$50 per share, subject to adjustment (the “Exercise Price”). However, upon certain events occurring (as defined in the Rights Plan), each Right would then entitle the registered holder to receive, upon payment of the Exercise Price, that number of common shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time, as defined in the Rights Plan.

8.	Supplemental Disclosure With Respect To Statements of Cash Flows

During the years ended 31 January 2008, 2007 and 2006, the Company entered into the following non-cash investing and financing activities:

	2008	2007	2006
Issued nil (2007 – 2,000,000; 2006 – 6,200,547)
shares to Cliffs pursuant to the Company’s
exercise of the Cliffs Option to purchase the Cliffs
Assets	$-	$6,160	$7,564
Issued promissory notes payable to Cliffs
pursuant to the Company’s exercise of the Cliffs
Option to purchase the Cliffs Assets	$-	$12,518	$2,400
Recorded an Asset Retirement Obligation and a
corresponding increase in Cliffs Assets pursuant
to the Company’s exercise of the Cliffs Option to
purchase the Cliffs Assets	$-	$911	$2,511
Transfer from contributed surplus to capital stock
on exercise of stock options	$212	$737	$98
Transfer from share subscriptions to share capital
on issuance of the related shares	$-	$-	$763
Capitalized accretion on the promissory note
payable to Cliffs	$398	$165	$21
Issued 150,000 (2007 – nil; 2006 – 852,915)
shares and 520,000 broker warrants for finders’
fees on private placements	$1,108	$-	$617
Changes in accounts payable and accrued
liabilities related to Investing Activities	$2,907	$-	$-

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2008, 2007 and 2006
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

9.	Related Party Transactions

In addition to transactions disclosed elsewhere in these financial statements, the Company has conducted transactions with officers, directors and persons or companies related to directors and paid or accrued amounts as follows:

	2008	2007	2006

Consulting fees paid to Directors of the Company
and rent and office charges paid to a company of
the which the president is a director	$143	$184	$103

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the related parties.

During the year ended 31 January 2008, the Company paid $63,000 (2007 - $62,000 and 2006 - $37,000) to Dr. Dreisinger for consulting fees primarily in connection with activities related to the processing / technical side of the NorthMet project and related expenses (the latter were supported by invoices and receipts). The consulting fees in 2008 were based on a monthly fee of Canadian $5,500 plus general sales tax.

During the year ended 31 January 2008, the Company paid $55,000 (2007 - $59,600 and 2006 - $41,000) to Mr. Swearingen for consulting fees primarily in connection with activities related to our agreements with Cliffs Erie L.L.C. and land tenure and related expenses (the latter were supported by invoices and receipts). The consulting fees in 2007 were based on a monthly fee of $5,000.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2008, 2007 and 2006
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

10.	Income Taxes

The Company’s provision for income taxes differs from the amounts computed by applying the combined Canadian federal and provincial income tax rates to the net loss as a result of the following:

	2008	2007
Provision for recovery of taxes at statutory rates	$(2,960)	$(6,105)
Tax benefit not recognized on current year losses	1,770	2,156
Differences in foreign tax rates	19	(426)
Non-deductible items and other	1,171	4,375

	$-	$-

Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future tax assets as at 31 January 2008 are as follows:

	2008	2007
Non-capital loss carry forwards	$7,923	$5,916
Unutilized exploration expenses	6,617	8,422
Capital assets	(10)	(8)
Total future income tax assets	14,530	14,330
Less: valuation allowance	(14,530)	(14,330)

Net future income tax assets	$-	$-

The Company has income tax loss carry forwards of approximately $10.0 million in Canada, which may be used to reduce future income taxes otherwise payable and which expire in the years 2009 to 2028.

The Company has income tax loss carry forwards of approximately $13.8 million in the United States, which may be used to reduce future income taxes otherwise payable and which expire in the years 2009 to 2028. Virtually all of the unutilized exploration expenses are in the United States.

The tax benefit of the above noted tax assets have been offset by recognition of a valuation allowance in these financial statements.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2008, 2007 and 2006
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

11.	Segmented Information

The Company is in the feasibility stage of developing its mineral properties in the U.S. and provides for its financing and administrative functions at the head office located in Canada. Segmented information on a geographic basis is as follows:

2008	Canada	U.S.	Consolidated
Segment operating loss	$3,287	$403	$3,690
Identifiable assets	$20,359	$68,840	$89,199

2007
Segment operating loss	$8,824	$9,069	$17,893
Identifiable assets	$8,498	$40,233	$48,731

2006
Segment operating loss	$4,523	$11,406	$15,929
Identifiable assets	$11,653	$14,381	$26,034

12.	Investment

During the quarter ended 31 July 2007, the Company acquired, for cash, common shares of a publicly traded Canadian mining company whose primary business is the operation of a recently recommissioned base metal mine. This investment represents less than 5% of the public mining company’s outstanding common shares and was designated as available-for-sale and, as such, had been marked-to-market with the change in the fair value of the investment from acquisition to quarterly financial statements being recorded in Other Comprehensive Loss.

As at 31 January 2008, the Company has determined that the investment has had an other than temporary decline in value. This determination was based on, among other factors, a significant drop in market price for the investment company’s main product and a continued decline in the share price of the investment company. The initial acquisition cost of the investment was US$2,495,000 (C$2,618,000) and the fair value of the investment at 31 January 2008 was US$1,445,000 (C$1,440,000). As a result, the Company has recorded an investment loss of $1,050,000 in its income statement and reversed the amounts that had previously been recorded in Other Comprehensive Loss. The fair market value of the investment at 24 April 2008 was US$1,223,000 (C$1,240,000).

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2008, 2007 and 2006
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

13.	Contingent Liabilities and Commitments

a)

The Company has instituted a share bonus plan as part of its employment, management and consulting contracts for key management and project personnel. This bonus plan adds incentive for key personnel to reach certain prescribed milestones required to reach commercial production at the NorthMet Project. As at 31 January 2008, the Company had received shareholder approval of the Bonus Shares for Milestones 1 – 3 and regulatory approval for Milestones 1, 2 and 3. Milestone 4 is subject to disinterested shareholder and regulatory approval, which will be sought by the Company in 2008. To date 3,940,000 shares have been issued for the achievement of Milestones 1 and 3. The bonus shares allocated for Milestones 1 thru 4 are valued using the Company’s closing trading price on 28 May 2004 of CDN$0.75 per share, the date of the approval of the bonus plan by the disinterested shareholders.

The summary of the share bonus plan is as follows:

	Bonus Shares
Milestone 1	1,590,000	(i) issued
Milestone 2	1,300,000	(ii)
Milestone 3	2,350,000	(iii) issued
Milestone 4	3,640,000	(iv)

(i)

Milestone 1 –Completion of an agreement with Cliffs-Erie LLC for the option to purchase of Cliffs-Erie facility to be used as a part of mining and processing operations for the NorthMet Project. This milestone was achieved on 16 February 2004 and therefore, during the year ended 31 January 2005, the Company expensed a CDN$1,192,500 (US$873,000) bonus as consulting fees and allotted 1,590,000 shares. These shares were issued in March 2005.

(ii)

Milestone 2 – Negotiation and completion of an off-take agreement with a senior metals producer for the purchase of nickel-hydroxide produced from the NorthMet Project, and / or an equity investment in the Company by such a producer or producers.

(iii)

Milestone 3 –Completion of a “bankable feasibility study” which indicates that commercial production from the NorthMet Project is viable. This milestone was achieved on 25 September 2006 and therefore, during the year ended 31 January 2007, the Company expensed a C$1,762,500 ($1,289,000) bonus as consulting fees and allotted 2,350,000 shares. These shares were issued in October 2006.

(iv)	Milestone 4 – Commencement of commercial production at the NorthMet Project at a time when the Company has not less than 50% ownership interest.

(v)

At the Annual General Meeting of shareholders of the Company, held on 21 June 2006, the shareholders approved the issuance of shares under Milestone 3. Shareholders also approved accelerated vesting of bonus shares whereby, in the event the Company is the subject of a take-over bid, all shares that remain subject to issuance under Milestones 2 and 4 shall be vested and issued provided that no individual will benefit from both accelerated vesting and terminated severance allowances as described in paragraph b) below.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2008, 2007 and 2006
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

13.	Contingent Liabilities and Commitments - Continued

b)

As a part of certain employment and management contracts, the Company had agreed to severance allowances for key employees and management in the event of a take-over bid. These allowances were based upon the Company’s implied market capitalization at the time of the take-over bid, calculated by multiplying the number of shares outstanding on a fully diluted basis by the take-over bid price per share. These severance allowances have been terminated pursuant to oral or written amendments to these contracts and will be replaced by termination agreements representing up to three times the average annual compensation in the three years prior to change of control.

c)

Pursuant to the Company’s Asset Purchase Agreement with Cliffs (Note 4), for as long as Cliffs owns 1% or more of the Company’s issued shares, Cliffs will have the right to participate on a pro-rata basis in future cash equity financings. This agreement also includes a first right of refusal in favour of the Company should Cliffs wish to dispose of its interest.

d)

On 31 October 2006 the Company entered into an agreement with BNP Paribas Loan Services (“BNPP”) whereby BNPP will advise and assist PolyMet in all aspects of preparation for construction finance. As part of this agreement, BNPP was issued warrants to purchase 600,000 shares of the Company’s common stock at a price of US$4.00 per share at any time prior to 30 October 2010. The fair value of these warrants was $1,197,000. Further, upon delivering a bona fide offer of project financing, warrants to purchase an additional 500,000 shares of the Company at a price of US$4.00 per share at any time prior to 30 October 2010 will vest. As part of the agreement, PolyMet will also pay BNPP a monthly fee for its advice and assistance and pay the costs for BNPP’s independent engineers.

	e)	On 31 January 2008, the Company had outstanding commitments related to equipment, consultants and the environmental review process of $500,000.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2008, 2007 and 2006
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

14.	Differences Between Canadian and United States Generally Accepted Accounting Principles

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The U.S. Securities and Exchange Commission requires that financial statements of foreign registrants contain a reconciliation presenting the statements on the basis of accounting principles generally accepted in the U.S. Any differences in accounting principles as they pertain to the accompanying consolidated financial statements are not material except as follows:

	a)	Under Canadian GAAP, the Company capitalizes accretion relating to its asset retirement obligations to mineral property, plant and equipment. Under US GAAP, this amount is expensed.

The effects of the differences in accounting principles on accretion of asset retirement obligation on net loss and comprehensive loss are as follows:

	2008	2007	2006

Net Loss and Comprehensive Loss:

Net loss - Canadian GAAP basis	$3,690	$17,893	$15,929
Adjustment of accretion to asset retirement obligation	434	233	47

Net loss and comprehensive loss - U.S. GAAP basis	$4,124	$18,126	$15,976

Weighted average number of shares computed under U.S. GAAP	133,697,572	114,754,213	73,484,490

Loss per share following U.S. GAAP	$(0.03)	$(0.16)	$(0.22)

Shareholders’ Equity – Canadian GAAP basis	$69,151	$29,938	$19,387

Shareholders’ Equity – US.GAAP basis	$68,437	$29,658	$19,340

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2008, 2007 and 2006
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

14.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

	b)	Recent U.S. Accounting Pronouncements, which relate to the Company’s current operations are summarized as follows:

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). This interpretation clarifies the recognition threshold and measurement of a tax position taken or expected to be taken on a tax return, and requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. FIN 48 is effective for fiscal years beginning after 15 December 2006. The adoption of FIN 48 did not have a material effect on the Company’s financial condition or results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement" ("SFAS 157"). The Statement provides guidance for using fair value to measure assets and liabilities. The Statement also expands disclosures about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurement on earnings. This Statement applies under other accounting pronouncements that require or permit fair value measurements. This Statement does not expand the use of fair value measurements in any new circumstances. Under this Statement, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the entity transacts. SFAS 157 is effective for the Company for fair value measurements and disclosures made by the Company in its fiscal year beginning on 1 February 2008. The Company is currently reviewing the impact of this statement.

In February 2007, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). SFAS 159 allows the company to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after 15 November 2007. The Company is currently evaluating the requirements of SFAS 159 and the potential impact on the Company’s financial statements.

In a continuous disclosure review, the SEC determined that for US GAAP purposes it is generally not possible to treat as equity, warrants whose exercise price is denominated in a currency different from the functional currency of the entity. The SEC's view is that for US GAAP purposes such warrants are derivative instruments and should be recorded as liabilities and carried at fair value, with changes in fair value recorded in earnings. A recent meeting of the FASB considered the SEC’s view and the FASB have recommended that Companies be allowed to implement this accounting in a future year, as an accounting change. The Company intends to adopt this accounting in the period the FASB recommends and to treat the adjustments as an accounting change.